[Eversheds Sutherland (US) LLP Letterhead]

April 1, 2025

Via EDGAR

Chad Eskildsen

Division of Investment Management,

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       New Mountain Finance Corporation

Dear Mr. Eskildsen:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 5, 2025, in connection with the SEC’s review of the Company’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comment is set forth below and is followed by the Company’s response thereto. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2024 (the “Form 10-K”).

  The Staff refers to Note 13 to the Company’s consolidated financial statements in the Form 10-K. Disclosure earlier in the Form 10-K states that the Company made return of capital distributions during 2024.  In future financial highlights please separately disclose the portion of distributions that are deemed a return of capital.  See Item 4 of Form N-2.

Response: The Company acknowledges the Staff’s comment and will disclose the portion of distributions that are deemed a return of capital in the financial highlights in future filings.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour

Cc:	Joseph W. Hartswell, New Mountain Finance Corporation

Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

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